The Macerich Company

401 Wilshire Boulevard, Suite 700

Santa Monica, California 90401-1452

Phone: 310.394.6000

www.macerich.com

NYSE: MAC

July 28, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Mail Stop 4561

450 Fifth St., N.W.

Washington, D.C. 20549

Attn:  Robert F. Telewicz Jr., Senior Staff Accountant

Re:	The Macerich Company
Item 4.02 Form 8-K
Filed May 8, 2008
File No. 001-12504

Ladies and Gentlemen:

We received your letter dated July 3, 2008 setting forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our amended Annual Report on Form 10-K filed under the Securities Exchange Act of 1934 on June 3, 2008 (the “Form 10-K/A”).  Our response to the comment is set forth below. For the convenience of the Staff, the comment is restated in bold prior to the response to such comment.

1.              We have reviewed your response to our prior comment.  We note in your amended Form 10-K that you have concluded that your internal controls over financial reporting were effective as of December 31, 2007.  Explain to us how you determined that there was not a material weakness in your internal controls as of December 31, 2007 despite the fact that a material error in your financial statements went undetected at that date.

                        Response:

The Company’s review and analysis of the proper accounting treatment for the issuance of convertible preferred units to prior owners in connection with the Company’s acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, L.P. in April 2005 (the “Wilmorite acquisition”) followed the same control processes that the Company has historically followed with respect to other significant transactions.  Specifically, members of the Company’s financial services organization, including our Chief Financial Officer, engaged in a detailed internal evaluation and review of associated accounting literature to determine the proper accounting and disclosure for the Wilmorite acquisition in the Company’s consolidated financial statements under generally accepted accounting principles.  Consistent with the Company’s review and analysis of its other significant transactions, the Company reached its conclusion regarding the proper presentation of the Wilmorite acquisition in its consolidated financial statements only after it had fully considered all evaluations and reviews regarding the appropriate recording and disclosure of the transaction under generally accepted accounting principles.  In addition to these internal evaluations, the Company discussed its proposed accounting and disclosures for the transactions with its independent registered public accounting firm.

In connection with its evaluation of the Company’s internal control over financial reporting as of December 31, 2007 for inclusion in the Company’s Form 10-K/A, management considered the control processes in place at the time of the Wilmorite acquisition as well as its decision to restate the Company’s consolidated financial statements as of December 31, 2007 and December 31, 2006 and for each of the three years during the period ended December 31, 2007.  Management’s evaluation focused on whether the design of its controls during the relevant periods adequately addressed the risk that a material misstatement in the Company’s financial statements would not be prevented or detected in a timely manner.  This evaluation included an assessment of the Company’s failure to discover the material error in the Company’s financial statements until May 7, 2008.  As described in Part II, Item 9A of the Form 10-K/A, the Company has acknowledged the existence of a control deficiency related to the Wilmorite acquisition.  Specifically, management determined that at the time of the Wilmorite acquisition, the Company did not maintain a sufficient complement of personnel with an appropriate level of technical accounting knowledge and experience to review, analyze, document and monitor the application of generally accepted accounting principles related to the Wilmorite acquisition.  The Company has taken action to increase the level of technical accounting knowledge and experience of its internal accounting personnel and the Company believes that these steps have cured the prior deficiency.  Given the unique nature of the Wilmorite acquisition, the nature and magnitude of the accounting error related to the acquisition and the absence of any other material errors in the Company’s financial statements during the periods covered by the Form 10-K/A, the Company believes that its review and assessment of the proper accounting treatment for the Wilmorite acquisition under generally accepted accounting principles and the design and implementation of the Company’s internal control over financial reporting were both adequate and appropriate under the circumstances.

The Company is familiar with and has reviewed the definition of “material weakness” as defined in Rule 12b-2 under the Exchange Act and Rule 1-02 of Regulation S-X.  The Company is also familiar with the relevant guidance provided in Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting, Securities Act Release No. 33-8809, Exchange Act Release No. 34-55928 (June 20, 2007); Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Securities Act Release No. 33-8810, Exchange Act Release No. 34-55929 (June 20, 2007); Staff Statement on Management’s Report on Internal Control Over Financial Reporting (May 16, 2005); and Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements.  Based on the definition of material weakness and the related guidance, the Company does not believe that there were any deficiencies or combination of deficiencies in its control processes that were severe enough to result in a reasonable possibility that the Company would not prevent or detect a material misstatement of the Company’s annual or interim financial statements on a timely basis.  As discussed in the relevant guidance, although the restatement of previously issued financial statements to reflect the correction of a material misstatement is an “indicator” of a material weakness, it does not necessarily constitute a material weakness.  Further, also as discussed in the relevant guidance, the severity of a deficiency does not depend on whether a material misstatement actually has occurred but rather on whether there is a reasonable possibility that the Company’s internal controls will prevent or detect a misstatement.

Notwithstanding the Company’s failure to detect the material error or its decision to restate its consolidated financial statements to correctly account for the Wilmorite acquisition, the Company believes that its internal control over financial reporting was effective as of December 31, 2007.  Further, the Company does not believe that there was a deficiency or combination of deficiencies as of December 31, 2007 resulting in a reasonable possibility that a material misstatement would not be prevented or detected.

The Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (310) 899-6331 (telephone) or (310) 451-4746 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,
The Macerich Company

By:	/s/ Thomas E. O’Hern
Name:	Thomas E. O’Hern
Title:	Executive Vice President, Chief Financial Officer and Treasurer

cc:	Gary J. Singer, Esq.
Robert Plesnarski, Esq.
O’Melveny & Myers LLP